Deed

Concerning Shares of Shenzhen Comtech International Ltd.

July 14, 2005

Among:

(i)	Huimo Chen of Room 5007, 50th Floor Tower A United Plaza No. 5022 Binhe Road Futian, Shenzhen 518026 China;

(ii)	Nan Ji of Room 5007, 50th Floor Tower A United Plaza No. 5002 Binhe Road Futian, Shenzhen 518026 China; and

(iii)	Comtech (China) Holding Ltd., whose registered office is at East Asia Chambers, P. O. Box 901, Road Town, Tortola, British Virgin Islands (hereinafter referred to as “Comtech China”)

Whereas:

(i)	Nan Ji, Jeffrey Kang and Huimo Chen have executed equity transfer agreements pursuant to which Nan Ji has agreed to transfer her (i) seventy percent (70%) equity interest in Shenzhen Comtech International Limited (“Comtech International”) to Jeffrey Kang and (ii) one percent (1%) equity interest in Comtech International to Huimo Chen;

(ii)	Upon the successful registration of the agreed equity transfer with PRC governmental authorities (the “Registration”), Huimo Chen will own a one percent (1%) equity interest in Comtech International.

(iii)	Upon signing of this Deed, this Deed shall replace the prior agreement dated April 14, 2005 between Comtech China and Nan Ji (the “Prior Agreement”) in its entirety, and the Prior Agreement will be deemed terminated.

For good, valuable and equitable consideration, both parties agree to the following terms:

1.	Every provision of this Deed shall be irrevocable, and further, to the extent as permitted by PRC laws and regulations, Huimo Chen undertakes to Comtech China and agrees that:

(1)	Huimo Chen has been holding, still holds and shall continue to hold her equity interests in the registered capital of Comtech International, together with all dividends and interest, rights and privileges accrued or to accrue upon the same (the “Equity Interests”) for the benefit of Comtech China;

(2)	Huimo Chen shall deal with and exercise any rights arising from the aforementioned Equity Interests in Comtech International in such manner as Comtech China may from time to time direct;

(3)	Huimo Chen shall (i) apply the dividend and other distributions from her Equity Interests in Comtech International, if any, to the payments to Comtech China or the latter’s designated entities, (ii) to the extent the payments under (i) is not permitted by PRC laws or compliance with PRC legal or regulatory requirements would render such payments not commercially feasible, seek alternate means to perform her payment obligation under (i) including, without limitation, using her offshore personal assets equivalent in value to the dividend and other distributions she will receive in connection with her Equity Interests in Comtech International, and (iii) cause Comtech International not to declare and make any dividend or other distributions without prior written approval from Comtech China;

(4)	Huimo Chen shall attend all meetings of shareholders, board of directors if appointed, or otherwise which Huimo Chen shall be entitled to attend by virtue of being the registered holder of the said Equity Interests and to vote thereat as Comtech China may direct, or alternatively to execute all proxies or other documents which shall be necessary or proper to enable Comtech China’s nominees to attend and vote at any such meeting, and shall also give all notices, orders and directions which Comtech China may require to give;

(5)	Huimo Chen shall at any time and from time to time execute such further documents, instruments and agreements and to take any actions required by Comtech China to give effect to this Deed including but not limited to transferring the Equity Interests to Comtech China or its designees.

2.	This Deed will not become effective until the Registration occurs. At that time, this Deed shall replace the Prior Agreement in its entirety, and the Prior Agreement will be deemed terminated. Until that time, the Prior Agreement shall remain in full force and effect.

3.	This Deed and the rights and obligations of the parties thereunder shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

4.	If at any time any provisions of this Deed is or become illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity and enforceability of such provision under the law of any other jurisdiction, and of remaining provisions of this Deed, shall not be affected or impaired thereby.

5.	Any dispute arising from the interpretation or execution of, or in connection with, this Deed shall be settled through friendly consultations between the Parties. In case no settlement can be reached through consultations, the dispute shall then be submitted to Hong Kong International Arbitration Center for arbitration. The award is final and binding upon both parties.

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Dated July 14, 2005.

Signed Sealed and Delivered
/s/ Huimo Chen
By Huimo Chen

In the presence of:
/s/ Yi Kang
Name of witness: Yi Kang

Signed Sealed and Delivered
/s/ Nan Ji
By Nan Ji

In the presence of:
/s/ Jeffrey Kang
Name of witness:

Sealed with the common seal of
And signed by Jeffrey Kang (director) on behalf of
Comtech (China) Holding Ltd.

/s/ Jeffrey Kang

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